UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MANGO CAPITAL, INC.

(formerly MangoSoft, Inc.)

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

562716209

(CUSIP Number of Class of Securities)

Anthony C. Hayes

1796 Shady Lane

Columbia, South Carolina 29206

803-447-5002

 (Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

The Schedule 13D filed on December 29, 2011 (the “Initial Schedule 13D”) by Anthony C. Hayes (the “Reporting Person”) , relating to the common stock (the “Common Stock”) of Mango Capital, Inc., a Nevada corporation (“the Issuer”), is hereby amended as set forth below by this Amendment No. 1 to Schedule 13D.

ITEM 4.                PURPOSE OF TRANSACTION

The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and the Reporting Person’s interest in, and intentions with respect to, the Issuer and the Reporting Person’s investment in the securities of the Issuer.  This evaluation may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities.  Accordingly, the Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as the Reporting Person deems appropriate.

The Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock, and dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Person now owns or may hereafter acquire.  In addition, the Reporting Person has engaged and may continue to engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the Issuer’s operations, management, board composition, ownership, capital structure, balance sheet management (including potential loans to the Issuer), strategy, and future plans, including (1) the possibility of an acquisition, business combination, merger, asset sale (which could result in, among other things, the licensing or sale of all or a portion of the Issuer’s intellectual property rights, although there can be no assurance that any such transaction will be approved or completed), asset purchase, or other similar transaction involving the Issuer and affiliated or third parties, (2) the possibility of the Reporting Person becoming a director or officer of the Issuer, and (3) the possibility of the Issuer deregistering under federal securities laws.  As a result, the Reporting Person may make proposals and take positions with respect to the matters discussed above.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in the actions required to be reported herein.  Such actions may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.   An affiliate of the Reporting Person has entered into an agreement with respect to the licensing and/or sale of certain patents of the Issuer, and the Reporting Person has entered into an employment agreement with a subsidiary of the Issuer, each as set forth in Item 7 below.

ITEM 7.                MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A:  Agreement, dated as of January 27, 2012, by and between the Issuer and Atwater Partners of Texas LLC (“Atwater”).  The Reporting Person is affiliated with Atwater.

EXHIBIT B:  Employment Agreement by and between Anthony C. Hayes and MangoSoft Intellectual Property, Inc., entered into as of January 27, 12012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012

By:	/s/ Anthony Hayes
Anthony Hayes, Individual

Exhibit List:

EXHIBIT A:	Agreement, dated as of January 27, 2012, by and between the Issuer and Atwater Partners of Texas LLC (“Atwater”). The Reporting Person is affiliated with Atwater.

EXHIBIT B:	Employment Agreement by and between Anthony C. Hayes and MangoSoft Intellectual Property, Inc., entered into as of January 27, 12012.